Mail Stop 4561

January 24, 2008

By U.S. Mail and facsimile to (517)546-3572.

Janice B. Trouba, Chief Financial Officer
FNBH Bancorp, Inc.
101 East Grand River
Howell, MI 48843

>   Re: FNBH Bancorp, Inc.
>   Forms 10-Q for the periods ended June 30 and September 30, 2007

Dear Ms. Trouba:

       We have reviewed your response to our comment letter dated December 13, 2007 and have the following additional comment:

Forms 10-Q for the periods ended June 30, 2007 and September 30, 2007

1. Noting the material impact of the misclassification of the cash flows associated with loans sold from your held for investment portfolio on your cash flows from operations and investing activities, we believe a restatement of your financial statements for the period ended September 30, 2007 is appropriate. Please revise accordingly.

                                      * * * * *

       As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us a draft of your amendments prior to filing the amended documents. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comment.

       You may contact me at (202) 551-3851 if you have questions.

                                      Sincerely,

                                      Paul Cline
                                      Staff Accountant